EXHIBIT 99.1
National Grid plc
22 April 2021
FOR IMMEDIATE RELEASE

National Grid plc (‘National Grid’ or the ‘Company’)

Proposed acquisition of Western Power Distribution

Results of General Meeting

The Company today held a general meeting (‘General Meeting’) in relation to the proposed acquisition of PPL WPD Investments Limited, the holding company of Western Power Distribution - the UK’s largest electricity distribution business (the ‘WPD Acquisition’) at 12pm at 1 - 3 Strand, London, WC2N 5EH.
The resolutions proposed at the General Meeting were decided on a poll and were passed. The results are set out below.
As previously announced, completion of the WPD Acquisition remains subject to the satisfaction or waiver of the conditions summarised in the circular published in connection with the WPD Acquisition. The WPD Acquisition is expected to complete by the end of July 2021.

The results are set out below:

Resolution		Votes For*	For (% of shares voted)	Votes Against	Against (% of shares voted)	Total Votes**	% of Issued Share Capital voted***	Votes Withheld****
1.	To approve the acquisition of PPL WPD Investments Limited	2,211,236,176	95.48	104,567,451	4.52	2,315,803,627	65.22	18,501,925
2.	To approve an increased borrowing limit	2,305,719,364	99.62	8,782,724	0.38	2,314,502,088	65.18	19,800,473

* Any votes that give discretion to the Chairman have been included in the ‘For’ total.
** Excludes Votes Withheld.
*** At close of business on Tuesday 20 April 2021 there were 3,550,669,831 Ordinary Shares in issue (excluding treasury shares).
**** A ‘Vote Withheld’ is not a vote in law and is not counted in the calculation of the votes ‘For’ or votes ‘Against’ a resolution.
As required by the Listing Rules of the Financial Conduct Authority, copies of the resolutions have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism
The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company's website https://www.nationalgrid.com/investors/shareholder-information/agm

CONTACTS
Investors and Analysts
Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952
Jonathan Clay	+44 (0) 7899 928 247
Media
Molly Neal Surinder Sian	+44 (0) 7583 102 727 +44 (0) 7812 485153

Teneo (Financial PR Advisor to the Company)
Charles Armitstead	+44 (0) 7703 330 269

Cautionary statement
This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so might constitute a violation of local securities laws or regulations. Shareholders are advised to read the whole of the Circular with care.

Neither the content of National Grid's website nor any website accessible by hyperlinks on National Grid's website is incorporated in, or forms part of, this announcement.

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